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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*


                               AVANT! CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, par value $0.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05348710
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            David E. Neuville, Esq.
                                    Baker &
                          14th Floor, Hutchison House
                                10 Harcourt Road
                                 852.2846.1888
================================================================================
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 17, 2000
================================================================================
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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CUSIP NUMBER:  05348710                              Schedule 13D
================================================================================

(1)  Name of Reporting Person                           Metchem Engineering SA

     I.R.S. Identification
     Nos. of Above Person (entities only)                    None

(2)  Check the Appropriate Box if a                       (a) [ ]
     Member of a Group (see instructions)                 (b) [ ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                  Panama

     Number of Shares    (7)  Sole Voting               2,000,000
                              Power
        Beneficially
                         (8)  Shared Voting                     0
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive          2,000,000
                              Power
           with:
                         (10) Shared Dispositive                0
                              Power

(11) Aggregate Amount Beneficially Owned                2,000,000
     by Each Reporting Person

(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares (see
     instructions)                                            [ ]

(13) Percent of Class Represented by                         5.1%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO


================================================================================

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                                  SCHEDULE 13D
                                  ------------
                          Filed Pursuant to Rule 13d-1


ITEM 1.   Security and Issuer.

         This Statement on Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock") of Avant! Corporation (the "Issuer") and is originally filed by Metchem Engineering SA (the "Reporting Person") on July 27, 2000. The Issuer's principal executive offices are located at 46871 Bayside Parkway, Fremont, California 94538.

ITEM 2.   Identity and Background.

         (a) The name of the Reporting Person is Metchem Engineering SA, a Panama corporation.

         (b) The address of the registered office of the Reporting Person is Calle Aquillino De La Guardia, No 8 Apartado 850, Panama City, Republic of Panama, and the address of the principal place of business of the Reporting Person is c/o Finaco Treuhand AG, Altstetterstrasse 126 P O Box 1705, CH 8048 Zurich, Switzerland.

         (c) The Reporting Person is a holding company with investments in technology in Asia.

         (d) and (e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

         (f)      Not applicable.

ITEM 3.   Source and Amount of Funds or Other Consideration.

         The Reporting Person is the beneficial owner of 2,000,000 shares of the Issuer's Common Stock for which it paid an aggregate of US$34,051,564.00 (U.S.). The source of cash consideration used by the Reporting Person for the Common Stock acquired was funds obtained from general corporate resources.

ITEM 4.   Purpose of Transaction.

         The Reporting Person has acquired an interest in the Issuer as an investment and with a view toward making a profit therefrom. Based on a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may purchase additional securities of the Issuer through open market

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or privately negotiated transactions, or may dispose of all or a portion of the securities of the Issuer now or hereafter owned by it.

         The Reporting Person does not have any current plans or proposals which would relate to or would result in:

         * any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
         * a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
         * any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
         * any material change in the present capitalization or dividend policy of the Issuer;
         * any other material change in the Issuer's business or corporate structure, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
         * changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
         * causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         * a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
         *        any action similar to any of those enumerated above.

         The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.   Interests in Securities of the Issuer.

         (a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 2,000,000 shares of Common Stock of the Issuer, representing approximately 5.1% of the class, based upon 39,317,000 shares of Common Stock outstanding at July 17, 2000.

         (b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above.


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         (c)      Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

         (d)      Certain Rights of Other Persons. Not applicable.

         (e)      Date Ceased to be a 5% Owner. Not applicable.


ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.

         The Reporting Person has been provided with a loan facility for general corporate purposes by Merrill Lynch International Ltd, which is secured by a pledge agreement pledging a broad range of corporate assets of the Reporting Person, including the Common Stock described hereby. The pledge of the Common Stock is upon customary market terms. Other than such pledge agreement, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   Material to be Filed as Exhibits.

          None.



                            [Signature Page Follows]



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         After reasonable inquiry, and to the best of the Reporting Person's knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:  July 27, 2000



                                  METCHEM ENGINEERING SA

                                  /s/ ALFRED ECKSTEIN
                                  ---------------------------------------------
                                  Name:  ALFRED ECKSTEIN
                                  Title: PRESIDENT


                                  /s/ VERENA ROHRER
                                  ---------------------------------------------
                                  Name:  VERENA ROHRER
                                  Title: SECRETARY


                     Attention: Intentional misstatements or
                      omissions of fact constitute Federal
                 criminal violations (See 18 U.S.C. sec. 1001).




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                                   SCHEDULE A


NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH DIRECTOR AND EXECUTIVE OFFICER OF THE REPORTING PERSON


         The name and title with the Reporting Person of each of the directors and executive officers of the Reporting Person are set forth below. Each person's business address is c/o Finaco Treuhand AG, Altstetterstrasse 126 P O Box 1705, CH 8048 Zurich, Switzerland.

Name                                             Title
----------------------                           ------------------------------

Alfred Eckstein                                   President

Verena Rohrer                                     Secretary

Elizabeth Oehry                                   Vice-President / Treasury